Exhibit 12

Biomet, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Successor					Predecessor
	Six Months Ended November 30,				Period from July 12, 2007 - May 31, 2008	Period from June 1, 2007 - July 11, 2007	Years Ended May 31,
	2009		2008				2006	2005	2004
Earnings:
Earnings (loss) before income taxes	$(73.5)		$(163.9)		$(1,194.3)	$(81.9)	$611.0	$546.5	$500.7

Add: Fixed charges (per below)	324.4		354.3		603.1	0.3	11.7	9.2	4.2

Total earnings (loss)	$250.9		$190.4		$(591.2)	$(81.6)	$622.7	$555.7	$504.9

Fixed charges:
Interest expense	$261.6		$280.3		$516.3	$0.3	$11.7	$9.2	$4.2
Amortization of bond premium	0.4		0.3		0.4	—	—	—	—
Deferred financing costs	62.4		73.7		86.4	—	—	—	—

Total fixed charges	$324.4		$354.3		$603.1	$0.3	$11.7	$9.2	$4.2

Ratio of earnings to fixed charges	N/A	(1)	N/A	(1)	N/A (1)	N/A (1)	53.2	60.4	120.2

(1)	Earnings were inadequate to cover fixed charges for the six months ended November 30, 2009 and 2008, for the period July 12, 2007 through November 30, 2008, and for the period June 1, 2007 through July 11, 2007 by $73.5 million, $163.9 million, $1,194.3 million, and $81.9 million, respectively.